Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) sent the following email to its union leaders.

To:	Union Leadership
From:	Mike Van de Ven
Date:	September 27, 2010
Subject:	Southwest Airlines Signs Definitive Agreement to Acquire AirTran

We have just announced that Southwest Airlines has entered into a definitive agreement to acquire AirTran Holdings, Inc, a parent company of AirTran Airways (AirTran). Given various legal reasons, we were unable to give advance notice to our Unions and location Leaders. The acquisition of AirTran presents a unique opportunity for us to accelerate our growth strategy, and our goals to boost profitability, and achieve our financial targets. It positions our route network for further fleet growth and should enable us to better respond to the economic and competitive challenges of our industry.

Although the closing of the deal depends on a number of approvals, we’re all very excited about what it can mean for our Employees, our Customers, the Communities we serve, and our Shareholders. A successful closure of our transaction to acquire AirTran will allow us to add new cities, new Employees, and a new aircraft type. Clearly there will be changes; but we won’t know all the details for quite some time.

There is much work to be done regarding our Employees, Integration plans, Seniority List Integration, and our collective bargaining agreements. We are eager to begin these discussions and want you to know that I am available to speak to your Boards along with other Southwest Leaders at a time of your choosing. Please let me know when you would like to convene and we will make arrangements to be there.

Additionally, Gary will be speaking to the media this morning in Freedom Hall at Southwest Headquarters at 9:00 a.m. I know this is short notice, but would like to extend an invitation to each of our unions to send two representatives to attend and observe the press conference if you so choose.

It will take several months until all the necessary approvals are received and the deal closes. Until the necessary approvals are received and the deal closes, Southwest and AirTran will continue to operate as independent companies. We have much work to do, but we have time to make the right decisions.

We are communicating with all Employees via SWALife and have also created a special web site – www.lowfaresfarther.com – where you’ll find our news release and public information about this exciting transaction. If you have any questions or concerns, please don’t hesitate to let me know.

I am looking forward to working with you as we begin positioning Southwest Airlines for its 50th Anniversary in 2021!

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its future operations, including fleet plans; and (iv) its results of operations. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.